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                          April 3, 2024

       Tal Keinan
       Chief Executive Officer
       Sky Harbour Group Corporation
       136 Tower Road, Suite 205
       Westchester County Airport
       White Plains, NY 10604

                                                        Re: Sky Harbour Group
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 27,
2024
                                                            File No. 333-278274

       Dear Tal Keinan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kibum
Park at 202-551-6836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              John Hensley, Esq.